Exhibit 1.01

Tata Motors Limited

Conflict Minerals Report for the year ended December 31, 2018

This Conflict Minerals Report (“CMR”) of Tata Motors Limited (“TML”, “we”, “us” or “our”) for the year ended December 31, 2018 is presented to comply with Rule 13p-1 (“Rule 13p-1”) of the Securities Exchange Act of 1934, as amended. Capitalized terms used but not defined herein have the meanings set forth in our Specialized Disclosure Report on Form SD for the year ended December 31, 2018 (“SD Report”). Except as otherwise expressly indicated, this CMR includes information pertaining to the manufacturing activities of TML in India (“TML India”) and those of its significant vehicle manufacturing subsidiaries, Jaguar Land Rover Automotive plc (“JLR”) and Tata Daewoo Commercial Vehicles Company Limited (“TDCV”). JLR and TDCV are hereinafter collectively referred to as the “subsidiaries”.

Section 1: Products Overview

TML manufactures and sells a range of automobiles and automotive products in the following segments:

•	Passenger;
•	Utility;
•	Light Commercial;
•	Medium Commercial; and
•	Heavy Commercial.

TML’s automotive vehicles and products are manufactured using a variety of materials and components. Based on an internal assessment, TML has determined that certain 3TG Minerals, defined in Form SD to include cassiterite, columbite-tantalite, gold, wolframite and their derivatives (tin, tantalum and tungsten), may be necessary to the functionality or production of the components contained in products manufactured or contracted to be manufactured by TML – for example, electronics, chassis, powertrains, HVAC systems and trims.

Section 2: Supply Chain Overview

For the 2018 reporting year, TML India, JLR and TDCV collectively had a network of over 2,000 suppliers, which supplied over 140,000 distinct components. TML does not directly purchase ore or unrefined 3TG Minerals from mines, and the mines producing minerals and the smelters who can provide relevant information regarding the source of 3TG Minerals are several tiers down in the supply chain from its direct suppliers. As a result, TML relies on its suppliers to provide information on the origin of the 3TG Minerals contained in components and materials supplied to TML, including with respect to sources of 3TG Minerals that are supplied initially to TML’s suppliers by sub-tier suppliers.

TML’s manufacturing operations comprise:

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Six manufacturing units in India associated with operations of TML India, which procured in excess of 90,000 different components from 1,025 direct suppliers, the majority of which are located in India, during the year ended December 31, 2018;

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Four manufacturing units in the United Kingdom, one manufacturing unit each in Slovakia, Austria (Contract manufacturing location) and Brazil, one manufacturing unit which is a joint venture in China and one assembly plant in India associated with operations of JLR, which procured in excess of 35,000 directly ordered parts from circa 400 core production suppliers during the year ended December 31, 2018; and

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One manufacturing unit in South Korea associated with operations of TDCV, which procured in excess of 20,000 components from 287 direct suppliers, the majority of which are located in South Korea, during the year ended December 31, 2018.

TML continues to educate its supplier base regarding the Conflict Minerals disclosure requirements through online portals (Supplier Relationship Management, Achilles Automotive and i-point), vendor council meetings and communications by senior procurement executives. In accordance with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition 2013 and the related supplements Areas (the “OECD Due Diligence Guidance”), TML has adopted the following supply chain policy on Conflict Minerals (the “Conflict Minerals Policy”).

Tata Motors Limited Supply Chain Conflict Minerals Policy

Commitment to Sourcing Responsibly

Tata Motors Limited (“TML”) is committed to promoting and supporting various laws that aim to prevent the use of minerals that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or its adjoining countries (the

“Covered Countries”), as contemplated under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd- Frank Act”) and the rules and regulations promulgated thereunder (“Conflict Minerals”).

TML is committed to sourcing products and materials from companies that share its values around human rights, ethics and environmental responsibility. Consistent with the spirit of related laws, rules and regulations regarding responsible sourcing and Conflict Minerals, including those promulgated under U.S. law, TML is committed to sourcing minerals in a responsible manner.

Tata Motors Limited Supplier Expectations

•

To ensure its commitment to support the objectives of the Dodd-Frank Act and other similar laws, TML requires its suppliers to comply with the Conflict Minerals reporting requirements and to engage in due diligence of their supply chains in accordance with an internationally recognized framework, such as the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

•

TML requires its suppliers to state whether the parts supplied to TML consist of 3TG Minerals (defined to include cassiterite, columbite-tantalite, gold, wolframite and their derivatives (tin, tantalum and tungsten)) and to report the source of the 3TG Minerals included in their parts supplied to TML.

•

To achieve the ultimate objective of sourcing minerals from conflict free zones, TML constantly encourages its suppliers to source minerals responsibly with certified conflict-free smelters, wherever possible, to increase TML’s level of confidence that the parts in its vehicles are sourced responsibly.

•

Suppliers currently sourcing minerals with suspected links to the Covered Countries may continue to do so as long as they continue to exhibit substantial efforts to trace the exact origin of 3TG Minerals used in the components supplied to TML.

•	TML is committed to elimination of procurement, as and when commercially practical, of products containing Conflict Minerals.
•	TML will evaluate its willingness to continue its partnership with each supplier based on such supplier’s efforts to prevent the procurement of Conflict Minerals.

Suppliers and other external parties are encouraged to contact TML at ConflictMinerals@tatamotors.com, if they wish to seek guidance on this Conflict Minerals Policy or report concerns.

Section 3: Actively participating in industry collaboration for a cohesive, effective and synergic global responsible sourcing program

With the view to further step up TML’s efforts in line with the TML’s commitment for responsible sourcing, TML started collaborating with other industry players by joining the Responsible Minerals Initiative (“RMI”), formerly known as Conflict-Free Sourcing Initiative (“CFSI”) (66 CFSI 22), in November 2016. Founded in 2008 by members of the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative, the RMI has grown into one of the most utilized and respected resources for companies from a range of industries addressing conflict minerals issues in their supply chains represented by 350 global leading companies from seven diverse industries. In addition to other responsible sourcing initiatives, RMI conducts an independent, third-party audit that determines which smelters and refiners can be validated as “conflict-free,” in line with the OECD Due Diligence Guidance. RMI also organizes an annual Conflict-Free Sourcing Initiative Workshop, which brings together hundreds of representatives from industry, government and civil society for updates, in-depth discussions and guidance on best practices on responsible mineral sourcing.

TML participates in annual conferences organized by RMI, and is also part of the following member forums to keep informed about developments in responsible sourcing.

1.	CFSI Market Acceptance team
2.	Smelter Engagement Team
3.	CFSI Stakeholder’s call
4.	Due Diligence Team
5.	Gold Sub Team
6.	CMRT Team

TML believes its membership in RMI provides it with wider access to smelters around the world and allows it to leverage RMI’s smelter certification and verification activities.

Section 4: TML’s RCOI and due diligence for the year ended December 31, 2018

A.	TML Conflict Mineral Reporting Team

During the 2018 reporting year, TML India’s Cross Functional Core Team (“CFCT”), which is comprised of selected experts from various divisions, including Purchasing & Supply Chain, Materials, Design and Legal along with the support teams from Sustainability, Finance, Information Technology and Internal Audit, devised an action plan for its Conflict Minerals Compliance Program (“CMCP”) for TML India and coordinated with corresponding CFCTs of JLR and TDCV to conduct appropriate diligence, and to prepare and file the SD Report and CMR for 2018. The reporting structure reflects: (i) the unique line of products offered by the relevant subsidiaries and (ii) the use of different supply chains and procurement systems by each of the relevant subsidiaries.

B.	Actions to facilitate TML’s Conflict Mineral Compliance Program

TML performed its RCOI process with respect to manufacturing operations and suppliers of TML India, JLR and TDCV, which together represented substantially all of TML’s consolidated revenues for the fiscal year ended March 31, 2018. Each of TML India, JLR and TDCV used the CMRT Questionnaire, a web-based survey tool developed by RMI for collecting responses from their respective supplier bases as part of their RCOI process. However, each of these entities followed independent procedures in reaching out to their respective supplier base as part of this exercise.

In addition to the RCOI process using the CMRT Questionnaire, each of TML India, JLR and TDCV conducted further inquiries with respect to its suppliers in order to trace the precise source and chain of custody of the 3TG Minerals.

Each year, TML is determined to expand its visibility into its supply chain, with the goal of covering 100% of its supplier base and determining with certainty the origin of all the 3TG Minerals used in TML vehicles and products.

TML aims to structure its due diligence processes in accordance with the OECD Due Diligence Guidance, which sets forth the following five steps for establishing a responsible supply chain: (i) establishing strong company management systems, (ii) identifying and assessing risks in the supply chain, (iii) designing and implementing a strategy to respond to identified risks, (iv) carrying out an independent third party audit of supply chain due diligence at identified points in the supply chain, and (v) reporting annually on supply chain due diligence.

The procedures followed by each entity are described below.

1.	TML India RCOI process

The operations department of TML India’s Purchasing & Supply Chain division was designated with the responsibility of communicating with TML India’s suppliers. This year TML India has distributed the CMRT Questionnaire to all its 1025 suppliers (representing 100% of annual purchase value). For the 2018 reporting year, TML worked to expand its supplier outreach by targeting additional critical suppliers in order to fulfill its commitment toward the CMCP. Under the impact project we are building strategic supplier base and we want to have 650 as our supplier base by year end.

TML India’s CFCT deployed a web-based survey tool for the purpose of collecting responses for the RCOI process using the CMRT Questionnaire, which allows for year-over-year aggregation analysis. Commencing in 2014, in addition to directly contacting its supplier base, TML India has implemented the process of identifying components within its products that are likely to contain 3TG Minerals and the corresponding suppliers supplying those components. Through this process, TML India identified 157 potential suppliers of materials and components containing 3TG Minerals.

This list of 157 suppliers was compared to the responses of 896 suppliers received through the CMRT Questionnaire for the 2018 reporting year, which analysis identified discrepancies between the responses from 97 suppliers and TML India’s internal data. In order to conduct further verification of the data, further queries were made of these potential 3TG Mineral Suppliers to conclusively determine whether they supply components containing 3TG Minerals and if such 3TG Minerals are sourced from conflict areas. As of the date of this CMR, TML India verified the accuracy of the responses of 157 suppliers who acknowledged that they supply components containing 3TG Minerals, however, as described below, these responses do not in all cases provide sufficient clarity to trace the precise source and chain of custody of the 3TG Minerals.

RCOI Results

The RCOI data for TML India cannot at this stage be attributed to a specific product or product-category level. The process of collecting and analyzing RCOI data is ongoing, and TML India intends to pursue and refine this process going forward, with an increased focus on suppliers identified by TML India as being likely suppliers of components containing 3TG Minerals. Of the 1025 suppliers with 100% annual purchase value queried by TML India, approximately 88% responded to the CMRT Questionnaire. Of the suppliers that have been queried, as of the date of this CMR:

•	739 suppliers have responded that they do not supply components containing any 3TG Minerals; TML India is in the process of conducting further verification and analysis of the responses.
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157 suppliers have responded that their components include one or more 3TG Minerals. However, their responses to the CMRT Questionnaire do not in all cases provide sufficient detail to trace the precise source and chain of custody of the 3TG Minerals. TML India is engaging in further verification of these responses and strategizing on further inquiries in order to obtain further information regarding the underlying supply chain.

•	129 responses from suppliers remain pending.

Though TML India has witnessed gradual progress in responsiveness of its suppliers there are still several of its suppliers who have as yet been unable or unwilling to respond. In order to address this, TML India intends to specifically focus more on supplier awareness by preparing training modules and other informatory modules apprising them of the importance of this program and persuading them to participate by making complete disclosures. Apart from this, TML India also plans to organize supplier meets, thus providing them a forum to address their views and concerns.

64 of the potential suppliers who supply 3TG Minerals have confirmed that they maintain a conflict minerals policy which is also available on their websites. They are actively engaging their supply chain to collect smelter information their feedback indicates to TML that they have better visibility than in the previous reporting year. 305 of the suppliers have also stated taking corrective action based on their supplier responses and due diligence. 157 suppliers have shared in their RCOI response that 316 smelters which are reported by their suppliers are certified by RMI.

While the RCOI and supply chain due diligence process is ongoing, as of the date of this CMR, none of TML India’s suppliers have indicated that 3TG Minerals originating from any Covered Country have definitively been included in the components supplied to TML India.

2.	JLR RCOI process and independent review

JLR used the CMRT Questionnaire to gather information from its suppliers. The CMRT Questionnaire was distributed to JLR’s production suppliers either directly by JLR or by using Achilles Automotive, a third-party platform. Due to the extensive use of 3TG Minerals within the JLR supplied components (particularly electronics and alloys) as identified through the International Materials Database System (“IMDS”), JLR focused its supply chain enquiries at a supplier level rather than at a component level. Responses were cross-checked using the IMDS, through which JLR’s production suppliers are required to report all materials contained within components supplied to JLR.

RCOI results

The RCOI data for JLR was received at a supplier level and cannot be attributed to a specific product or product category level at this stage. For the reporting year 2018, JLR adopted an approach based on annual purchase value of the suppliers similar to that of TML India and communicated with suppliers covering more than 91% of its total annual purchase value for the fiscal year ended March 31, 2018. This included its suppliers with group sales to JLR of over £5 million, compared to a £10 million threshold for the reporting year 2017. This year JLR has increased the coverage of its suppliers to include those with a group-level spend over £5 million, as well as suppliers identified in the 2017 and 2018 IMDS Report as supplying products containing one or more 3TG Minerals. Responses were received from approximately 97% of the 646 suppliers who were invited by JLR to respond to the CMRT Questionnaire. Of the suppliers queried, as of the date of this CMR:

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269 confirmed that they do not supply components containing any 3TG Minerals. With respect to these 269 suppliers who have responded that they do not supply components containing any 3TG Minerals, JLR has conducted further verification, including by comparing the responses to the information present in the IMDS system.

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358 responded that their components include one or more 3TG Minerals. However, their responses to the CMRT Questionnaire do not in all cases provide sufficient detail to trace the precise source and chain of custody of the 3TG Minerals. JLR intends to conduct further inquiries with respect to a selection of these suppliers based on their feedback. 252 smelters identified in the supplier responses are certified by RMI as conflict free.

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19 responses from suppliers remain pending as of the date of this CMR. With respect to these 19 non responses, JLR intends to specifically focus more on supplier awareness by providing information materials apprising them about the importance of this program and persuading them to participate by making complete disclosures.

While the RCOI and supply chain due diligence process is ongoing as of the date of this CMR, none of JLR’s suppliers that have responded to the CMRT Questionnaire has indicated that any 3TG Minerals that originate from any Covered Country have been included in the products supplied to JLR.

Independent Review by PricewaterhouseCoopers (“PwC”)

JLR engaged PwC to undertake an independent review (though not a formal audit) of a random sample of responses to check the integrity, coherence and efficiency of the inquiry process adopted by JLR. For this review, PwC were provided with a sample of 125 (compared to 100 for the reporting year 2017) of the CMRT Questionnaire responses that JLR received in connection with the preparation of this CMR. Out of 125 suppliers, 117 suppliers declared use of at least one 3TG mineral in manufacturing of the component supplied to JLR from their side. The conclusions from PwC’s review of the sample of CMRT Questionnaires for 2018 are summarized below:

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For 2018, 40 of the 117 (34%) JLR suppliers achieved “good visibility” of their supply chain, in comparison with 31 of 76 (41%) JLR suppliers for 2017; “good visibility” is deemed to have been achieved if a supplier is able to obtain information from 75% or more of its supply chain, including the smelter name and location.

•	91 of 117 (78%) of the suppliers using one or more 3TG minerals suppliers (compared to 62 of 76 (82%) in 2017) have implemented a Conflict Minerals policy.
•	88 of the 117 (75%) of the suppliers using one or more 3TG minerals suppliers (compared to 52 of 76 (68%) in 2017) have conducted due diligence measures beyond responding to the RCOI.

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Out of the 125 suppliers that were assessed in 2018, 117 supplier CMRT submissions reported 3TG. Of the 117 supplier CMRT submissions reporting 3TG, 110 (94%) provided a smelter list for tier 1 suppliers. Therefore 7 of the 117 did not provide a smelter list.

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91 JLR suppliers provided a smelter list in their submission indicating that the smelters they use are located in Covered Countries and are not on the Conflict Free Smelter Program list. With respect to some of these selected suppliers, JLR intends to undertake further due diligence

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Across the 125 suppliers reviewed, two smelters were identified that are not certified, and also located in Covered Countries. Due to JLR's position in the supply chain, we are unable to verify specific facilities used by these suppliers to process the Conflict Minerals in our vehicles and products.

•	8 of 125 JLR suppliers declared in their CMRT Questionnaire responses that they did not supply JLR with products containing 3TG Minerals.

Due Diligence Interviews by PwC

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During 2017 and 2018, JLR engaged PwC to conduct due diligence interviews with selected suppliers, based on spend and CMRT responses. From the 2017 CMRTs, 15 suppliers were contacted, with 11 suppliers agreeing to be interviewed.

•	From the 2018 CMRTs, 22 suppliers were contacted and interviewed.
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The suppliers interviewed from the 2018 CMRT respondents were assessed on their management systems, supplier due diligence, and monitoring and reporting. The observations from the due diligence interviews highlight that suppliers are demonstrating a growing familiarity with respect to conflict minerals requirements.

3.	TDCV RCOI processes and communication with 3TG Mineral Suppliers

For the 2018 reporting year, TDCV reached out to all of its 261 active domestic and overseas suppliers to submit a response to the CMRT Questionnaire, in line with the approach adopted for the 2017 reporting year, TDCV has not included those listed Suppliers from whom TDCV had no business or transaction for this fiscal year.

RCOI Results

The RCOI data for TDCV cannot at this stage be attributed to a specific product or product-category level. Approximately 92% of suppliers queried responded to the CMRT Questionnaire. Of the responding suppliers:

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196 responded that they do not supply components containing any 3TG Minerals. TDCV intends to conduct further verification to determine conclusively the presence or absence of 3TG Minerals in the materials supplied by these suppliers.

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63 responded that their components include one or more 3TG Minerals. However, their responses to the CMRT Questionnaire do not in all cases provide sufficient detail to trace the precise source and chain of custody of the 3TG Minerals.

Of the 63 suppliers who responded that their components include one or more 3TG Minerals, TDCV also noted, based on its inquiries, that:

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29 suppliers acknowledged that certain of their smelters source 3TG Minerals from the Covered Countries. With respect to these 29 suppliers, TDCV has planned to conduct an awareness program and formal sessions with the suppliers to find an alternative way of sourcing these materials from conflict free zones.

•	17 suppliers indicated that the smelters in their supply chains did not source 3TG Minerals from the Covered Countries.
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20 suppliers noted that they have identified all smelters in their supply chain supplying 3TG Minerals. 43 suppliers had not identified all smelters in their supply chain. TDCV intends to conduct further verification to determine whether the ultimate sources of 3TG Minerals are conflict free.

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44 suppliers acknowledged that they have adopted a policy governing procurement and use of 3TG Minerals in their operations and 37 suppliers acknowledged that they participate in conflict free sourcing programs.

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19 suppliers had not adopted a policy governing procurement and use of 3TG Minerals in their operations and 9 suppliers indicated that they do not participate in conflict free sourcing programs. With respect to the 19 suppliers that have not adopted such a policy and the 9 suppliers that do not participate in conflict free sourcing programs, TDCV is planning to conduct vendor council meetings and to formulate web tools to encourage and assist these suppliers to adopt such a policy and to participate in conflict free sourcing initiatives, respectively.

Section 5: Evaluation Process

TML India’s, JLR’s and TDCV’s evaluation teams reviewed a total of 1784 (for TML) RCOI responses (896, 627 and 261 for TML India, JLR and TDCV, respectively) they received in connection with the preparation of this CMR. TML conducted further verification with respect to 578 responses from potential 3TG Mineral suppliers (157, 358 and 63 for TML India, JLR and TDCV, respectively).

As of the date of this CMR, evaluation teams at TML India, JLR and TDCV are engaging with suppliers who have not responded to the CMRT Questionnaire, or whose responses are otherwise insufficient for TML to determine the origin and chain of custody of the 3TG Minerals.

Section 6: Due Diligence Results

TML has a very complex supply chain with several tiers, and since it is a downstream supplier of finished products, it is several tiers away from mines, smelters and refineries. Due to such a position in the supply chain, TML needs to rely on the responses from and actions of its direct suppliers as to the sourcing of 3TG Minerals. For the reporting year 2018, the responses received by TML through the RCOI and the subsequent diligence have not provided adequate clarity as to the precise source or country of origin of all of the 3TG Minerals used in TML’s products. As a result, TML is unable to disclose specific information regarding the facilities and country of origin pertaining to the 3TG Minerals used in the manufacture of its products.

Nevertheless, TML continues to engage in extensive liaising with its direct suppliers to acquire more specific information regarding the smelters, miners and refineries and to fulfill its commitment to the CMCP. TML intends to determine and disclose the relevant specific information once more accurate and complete data is available from its suppliers. For the above purpose, TML intends to continue to extend efforts towards developing and implementing its CMCP and working with suppliers in examining their supply chains for purposes of tracing the country of origin and chain of custody of the 3TG Minerals used in the manufacturing or production of its products.

Section 7: The Road Ahead

TML is gradually taking steps forward to establish a responsible supply chain. To ensure accountability, TML already has strong company management systems in place to identify and assess risks in the supply chain. For the next reporting year, TML has planned to engage with senior management to enhance contribution of efforts and resources towards the existing CMCP. Further, TML intends to provide extensive training and support materials and communications to educate and address the concerns of its suppliers, internal team members and its subsidiaries on the conflict minerals sourcing and disclosure requirements. In addition, TML intends to improve its tools, templates and processes for additional supply chain due diligence and analysis of the results of such due diligence.

Apart from this structured engagement and based on its previous and current assessments, TML has identified certain risks and plans to design and implement appropriate strategies in an effort to mitigate risks in its supply chain. To ensure such risk mitigation, TML is continually communicating and following up with direct suppliers, who have not submitted their responses or submitted insufficient declarations, through online portals, vendor council meetings and direct communications by TML’s senior procurement executives. TML is simultaneously verifying the collected data and responses and seeks to address any discrepancies in the declarations submitted.

As it is evident from the survey undertaken that some suppliers do not have any 3TG Mineral sourcing policy or due diligence measures in place, TML is making efforts to encourage and assist such suppliers to develop their own conflict minerals supply chain policy and to participate in conflict free sourcing programs. TML finds it necessary to establish the environment that enables implementation of survey and due diligence through gathering information on smelters.

Further, with respect to those suppliers supplying components containing 3TG Minerals sourced from Covered Countries, TML is engaged in persuading these suppliers to audit its supply chain so as to ensure accurate reporting and simultaneously encouraging the supplier to source the 3TG Minerals from authorized or conflict free zones.

Section 8: Independent Audit

In accordance with the requirements of Rule 13p-1 and applicable guidance, the requirement for issuers to obtain an independent audit of its conflict minerals disclosures for reporting year 2018 is postponed pending further action from the Securities and Exchange Commission or its staff, unless the issuer voluntarily claims DRC conflict free status.

For the reporting year 2018, TML’s engagement through the RCOI process and detailed communication with its suppliers have not provided adequate information to determine the source or country of origin of 3TG Minerals used in its products. Thus, TML is unable to determine the conflict free status of any of its products as of the date of this CMR, and thus, in accordance with guidance from the Securities and Exchange Commission, it has not obtained an independent audit of its disclosures in this CMR for 2018.

Additional information on this CMR can be obtained by contacting TML at: conflictminerals@tatamotors.com.

Section 9: Conclusion

For the reporting year 2018, TML specifically focused on targeting a greater number of suppliers (as compared to 2017) and acquiring more specific information from these suppliers to enable TML to meet the requirements of its Conflict Minerals Compliance Program. TML India communicated with 100% of its suppliers and received responses from 88% these suppliers. TML India is in the process of addressing the discrepancies found with regard to 97 supplier’s response by way of seeking more specific and detailed information about their supply chain, which though not complete and adequate at this time, is crucial to eventually determine the country of origin and chain of custody of the 3TG Minerals. JLR and TDCV also targeted 125 and 55 suppliers, respectively, for further analysis. TML believes that the combined efforts of TML India, JLR and TDCV have improved the visibility of the use of 3TG Minerals in TML’s supply chain.

TML has joined hands with industry players for sharing and collaborating efforts and information across the global supply chain through its participation in the CFSI. TML intends to continue to make efforts to bring more visibility and accountability in the complete mineral supply chain for responsible sourcing.

Even though procurement of 3TG Minerals has been reported by certain suppliers, due to our position in the supply chain, we are unable to identify with certainty all of the specific facilities used by our suppliers to process the 3TG Minerals for use in the product supplied by them.

The scope of the CMCP is currently being reviewed to focus on which activities need to be prioritized for the remainder of the 2018 reporting year and future periods.

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